

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

February 29, 2008

<u>**Via U.S. Mail and Fax (918) 295-7361**</u>
Mr. Brian L. Cantrell
Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

      Re: **Alliance Resource Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-26823**

             **Form 10-Q for the Period Ended September 30, 2007
Filed November 9, 2007**

Dear Mr. Cantrell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  /s/ Chris White

                  Chris White
                  Branch Chief Accountant